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                   MIAMI CRUISELINE SERVICES HOLDINGS I B.V.
                         Strawinskylaan 3105, 7th Floor
                            1077 ZX, The Netherlands




                                       January 20, 2000

VIA EDGAR
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Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

      Re:  Miami Cruiseline Services Holdings I B.V.
           Withdrawal of Registration Statement on Form S-1 (File No. 333-85595)
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Ladies and Gentlemen:

      Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned as Chairman and Chief Executive Officer of Miami Cruiseline Services Holdings I B.V., a Dutch limited liability company (the "Company"), hereby requests that its Registration Statement on Form S-1 (File No. 333-85595) (the "Registration Statement"), and all exhibits thereto, relating to its Common Shares (the "Shares") be withdrawn effective immediately. The Registration Statement is being withdrawn because the Company no longer intends to sell the Shares as a result of a change in corporate direction. None of the Shares have been sold.


                                       Very truly yours,

                                       MIAMI CRUISELINE SERVICES
                                       HOLDINGS I B.V.


                                       /s/ Joel E. Cutler
                                       -----------------------------------------
                                       Joel E. Cutler
                                       Chairman and Chief Executive Officer

cc:  David C. Lee, Esq., SEC
     Rini Shokkas, NASDAQ